EXHIBIT 99.1

                         RADA ELECTRONIC INDUSTRIES LTD.

       Business News
                                                           FOR IMMEDIATE RELEASE

           RADA Electronic Industries Announces Full Year 2009 Results
           -----------------------------------------------------------


  Netanya, Israel, March 11, 2010 - RADA Electronic Industries Ltd. (NASDAQ:
  RADA) reported today its financial results for the year ended December 31, 2009. The company reported $18.4 million revenues for 2009, an increase of 3.1% from 2008. RADA gross profit increased 43% to $6 million in 2009, up from $4.2 million in 2008. RADA gross margin increased to 33% in 2009 from 24% in 2008 and its operating profit increased to $1 million in 2009 compared to $110 thousands in 2008. As a result, the Company reported a net profit of $213 thousands or $0.02 per share for 2009 compared to a net loss of $576 thousands or $0.07 per share for the year ended December 31, 2008.

  Commenting on the results, Zvika Alon, RADA CEO said, "We are satisfied with our achievements in 2009. Not only were we able in 2009 to achieve a net profit for the first time in several years, but for the period from 2007 through 2009 we have shown continuous improvement in all of revenue, gross profit and operating profit. We achieved the improved operating results as a direct outcome of the higher production volume of mature products compared to previous years, while increasing our research and development efforts for new products that we believe will drive future sales. RADA's backlog has grown significantly during 2009 from $ 25 million at the end of 2008 to $ 39 million at the end of 2009. In addition to the existing product base, we expect to increase our activities in 2010 in the areas of Inertial Navigation Systems and Avionic Upgrade Solutions. As a result we project continue growth in revenue during 2010"

  About RADA

  RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, manufacture and sale of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Interface Computers) and Radar Sensors for Active Protective Systems for land vehicles.


  Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.


       Contact: Shiri Lazarovich- C.F.O
       RADA Electronic Industries Ltd.
       Tel: 011-972-9-8921111





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CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                          December 31,
                                                  ------------------------------
                                                      2009            2008
                                                  --------------  --------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                         $      987       $      964
  Restricted cash                                          760              793
  Trade receivables (net of allowance for
    doubtful accounts of $ 78 and $ 60 at
    December 31, 2009 and 2008, respectively)            4,675            3,434
  Other receivables and prepaid expenses                   604              597
  Costs and estimated earnings in excess of
    billings on uncompleted contracts                    1,291            2,210
  Inventories                                            5,685            4,409
                                                    ----------       ----------

Total current assets                                    14,002           12,407
-----                                               ----------       ----------


LONG-TERM RECEIVABLES AND OTHERS                           602              209
                                                    ----------       ----------

PROPERTY, PLANT AND EQUIPMENT, NET                       3,268            3,699
                                                    ----------       ----------

OTHER ASSETS:
  Intangible assets, net                                   530              972
  Goodwill                                                 587              557
                                                    ----------       ----------

Total other assets                                       1,117            1,529
-----                                               ----------       ----------

Total assets                                        $   18,989       $   17,844
-----                                               ==========       ==========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term loans             $       93       $      162
  Trade payables                                         2,590            2,760
  Convertible note from a shareholder, net               2,482              -
  Other accounts payable and accrued expenses            3,458            3,210
  Billings in excess of costs and estimated
    earnings on uncompleted contracts                      515               43
                                                    ----------       ----------

Total current liabilities                                9,138            6,175
-----                                               ----------       ----------

LONG-TERM LIABILITIES:
  Long-term loan                                           -                 33
  Loans from shareholders, net                           1,501            1,546
  Convertible note from a shareholder, net                 -              1,980
  Accrued severance pay and other long term
    liability                                              489              558
                                                    ----------       ----------

Total long-term liabilities                              1,990            4,117
-----                                               ----------       ----------

RADA SHAREHOLDERS' EQUITY
  Share capital -
    Ordinary shares of NIS 0.015 par value
      - Authorized: 16,333,333 shares at
      December 31, 2009 and 2008; Issued and
      outstanding: 8,868,857 and 8,858,553
      shares at December 31, 2009 and December
      31, 2008 respectively.                               119              119
  Additional paid-in capital                            69,578           69,495
  Accumulated other comprehensive income                   316              317
  Accumulated deficit                                  (62,722)         (62,935)
                                                    ----------       ----------
         Total RADA shareholders' equity                 7,291            6,996
  Noncontrolling interest                                  570              556
                                                    ----------       ----------
Total equity                                             7,861            7,552
-----                                               ----------       ----------

Total liabilities and equity                        $   18,989       $   17,844
-----                                               ==========       ==========

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CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                              Year ended December 31,
                                    -------------------------------------------
                                        2009           2008            2007
                                    ------------   ------------    ------------

Revenues:
  Products                          $     16,010   $     15,543    $     11,704
  Services                                 2,432          2,338           2,317
                                    ------------   ------------    ------------

                                          18,442         17,881          14,021
                                    ------------   ------------    ------------
Cost of revenues:
  Products                                11,291         12,472           9,501
  Services                                 1,140          1,214           1,180
                                    ------------   ------------    ------------

                                          12,431         13,686          10,681
                                    ------------   ------------    ------------

Gross profit                               6,011          4,195           3,340
                                    ------------   ------------    ------------

Operating costs and expenses:
  Research and development                 1,616            686             324
  Marketing and selling                    1,399          1,496           1,213
  General and administrative               1,986          1,903           2,190
                                    ------------   ------------    ------------

Total operating costs and expenses         5,001          4,085           3,727
                                    ------------   ------------    ------------

Operating profit (loss)                    1,010            110            (387)
Financial expenses, net                      783            668             629
                                    ------------   ------------    ------------

Consolidated net income (loss)               227           (558)         (1,016)
                                    ============   ============    ============

Less: Net income attributable to
  Noncontrolling interest                     14             18              62
                                    ------------   ------------    ------------

Net income (loss) attributable to
  RADA shareholders                 $        213   $       (576)   $     (1,078)
                                    ============   ============    ============

Net income (loss) per share:
 Basic and diluted net (income)
  loss per share                    $       0.02   $      (0.07)   $      (0.12)
                                    ============   ============    ============